Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Phone: (212) 248-3140

Fax: (212) 248-3141

www.faegredrinker.com

September 19, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ken Ellington

Re:	FlowStone Opportunity Fund (the “Fund” or the “Registrant) (File Nos.: 811-23352; 333-281060)

Dear Mr. Ellington,

This letter responds to the Staff’s accounting comments provided via telephone on August 22, 2025, relating to the Fund’s March 31, 2025 annual shareholder report (the “Annual Report”), filed with the U.S. Securities and Exchange Commission on Form N-CSR on June 6, 2025. For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Fund's Annual Report, unless otherwise indicated. All disclosure changes will be reflected in the Fund’s future shareholder reports.

1.	Comment: In the footnote to the Consolidated Schedule of Investments that identifies level 3 investments, please disclose that the value was determined using significant unobservable inputs, as required by Article 12-12, Footnote 9, of Regulation S-X.

Response: The Registrant confirms that it will make the requested change in future financial statements.

2.	Comment: The cost for each restricted security held by the Fund is currently disclosed in a single footnote to the Consolidated Schedule of Investments as block text, separated only by commas, without direct linkage to the individual security to which the cost is related. This presentation may be confusing for shareholders. Please include the cost amount in a separate column in the Consolidated Schedule of Investments in the same line as the corresponding investment. See AICPA Investment Company Expert Panel Minutes dated July 15 through July 16, 2024.

Response: The Registrant confirms that it will make the requested changes in future financial statements.

3.	Comment: Please disclose the reasons for the transfers into or out of level 3 of the fair value hierarchy during the period. See ASC 820-10-50-2(c)(3).

Response: The Registrant confirms that it will make the requested changes in future financial statements.

4.	Comment: Please disclose the average dollar amount of borrowings as required by Article 6-07(3) of Regulation S-X.

Response: The Registrant confirms that it will make the requested changes in future financial statements.

5.	Comment: The staff notes that the Fund does not list each unfunded commitment separately by portfolio company or borrower in either the Consolidated Schedule of Investments or in a schedule included within the Notes to the Consolidated Financial Statements. Please include these disclosures in future financial statements. See AICPA Investment Company Expert Panel Minutes dated January 2006.

Response: The Registrant confirms that it will make the requested changes in future financial statements.

6.	Comment: Item 4(e)2 of Form N-CSR discloses that all of the services described in paragraphs (b) through (d) of Item 4 were approved by the Audit Committee. This paragraph describes situations where the pre-approval requirement was waived, not when approval was obtained. Please confirm that this disclosure is accurate.

Response: The Registrant confirms that all of the services described in paragraphs (b) through (d) of Item 4 were pre-approved by the Audit Committee. Therefore, none of the services described in paragraphs (b) through (d) of Item 4 were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the fiscal year ended March 31, 2025.

The Registrant further confirms that it will revise the statement included under Item 4(e)2 in its future Form N-CSR to reflect the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua Lindauer
Joshua Lindauer

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